

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 10, 2014

Via E-mail
Bruce Goldberg
Vice President, Chief Legal Officer
 and Chief Compliance Officer
SMART Global Holdings, Inc.
39870 Eureka Drive
Newark, CA 94560

> **Re: SMART Global Holdings, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted October 27, 2014**
> **CIK No. 0001616533**

Dear Mr. Goldberg:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Market and Industry Data, page 46

1.   We note from your response to prior comment 1 that the ITData report was commissioned by you and that market data from the report is provided on pages 2 and 79 of the prospectus. When you file publicly, please include ITData's consent as an exhibit to the registration statement. Refer to Rule 436 of the Securities Act.

Cash and Cash Equivalents and Capitalization, page 50

2.   We note the changes made in response to prior comment 9 and your response to prior comment 10. Please quantify and briefly describe the adjustments to the actual amount of cash and cash equivalents. For example, it appears from page 48 that the proceeds from the offering will be reduced by the amount of the final payment to the Managers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 57

3.   We note that you updated your financial statements to present only audited financial statements for the fiscal years ended August 29, 2014 and August 30, 2013. However, we note that your management's discussion and analysis covers the fiscal years ended August 29, 2014, August 30, 2013 and August 31, 2012. As you appear to believe a discussion of the fiscal 2012 period is meaningful to investors, please explain why you have not balanced that presentation by continuing to include the related audited financial statements. Please refer to Instruction 1 to Item 303 of Regulation S-K.

Quarterly Results of Operations, page 67

4.   We note that you present quarterly results of operations for fiscal 2014. Please explain why you have not balanced this presentation with the quarterly results of operations for fiscal 2013.

Financial Statements

Note 1. Overview, Basis of Presentation and Significant Accounting Policies, page F-8

(a) Overview, page F-8

5.   We note from your response to prior comment 20 that you have accounted for the August 26, 2011 merger transaction as a business combination under the acquisition method in accordance with FASB ASC 805-10-05-4. Please also tell us how you considered SAB Topic 5.J, and disclose whether this transaction established a new basis of accounting arising from Silver Lake's acquisition of the company (i.e., pushed down basis of accounting). If not, please tell us why.

        You may contact David Burton, Staff Accountant, at (202) 551-3626 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

                                                Sincerely,

                                                /s/ Amanda Ravitz

                                                Amanda Ravitz
                                                Assistant Director

cc (via e-mail): Alan F. Denenberg